SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                               THE WET SEAL, INC.
   -------------------------------------------------------------------------
                                (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
   -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   961840105
   -------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Isaac Dabah
                                GMM Capital, LLC
                                  c/o IID LLC
                          689 Fifth Avenue, 14th Floor
                               New York, NY 10022
                                 (212) 688-8288
     ---------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                           Thomas W. Greenberg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                  May 1, 2006
   -------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     GMM Capital LLC
     I.R.S. Identification No.: 72-6232404
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a) [ ]
                                                                     (b) [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     AF, OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of                                    7.      Sole Voting Power
Shares
Beneficially                                         0
Owned by                                    -----------------------------------
Each
Reporting                                    8.      Shared Voting Power
Person with
                                                     7,571,141*

                                            -----------------------------------

                                             9.      Sole Dispositive Power

                                                     0

                                            -----------------------------------

                                             10.     Shared Dispositive Power

                                                     7,571,141*
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     7,571,141*
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [ ]
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     9.99%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
-------------------------------------------------------------------------------

* Includes 1,215,782 shares which are issuable upon the conversion of convertible notes and preferred stock and the exercise of warrants (see
     Item 4 herein) held by GMM Capital LLC.

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     GMM Trust
     I.R.S. Identification No.: 72-6232404
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     New Jersey
-------------------------------------------------------------------------------
Number of                                    7.      Sole Voting Power
Shares
Beneficially                                         0
Owned by                                     ----------------------------------
Each                                         8.      Shared Voting Power
Reporting
Person with                                          7,571,141**

                                             ----------------------------------
                                             9.      Sole Dispositive Power

                                                     0

                                             ----------------------------------
                                             10.     Shared Dispositive Power

                                                     7,571,141**
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     7,571,141**
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                            [ ]
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     9.99%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
-------------------------------------------------------------------------------
** Includes 1,215,782 shares which are issuable upon the conversion of convertible notes and preferred stock and the exercise of warrants (see
     Item 4 herein) held by GMM Capital LLC.

         This Amendment No. 2 to Schedule 13D (this "Amendment") relates to the Class A Common Stock, par value $0.10 per share (the "Common Stock"), of The Wet Seal, Inc., a Delaware corporation (the "Company"). This Amendment amends
(i) the initial statement on Schedule 13D, filed on January 24, 2005 (the "Initial Statement") and (ii) Amendment No. 1 to Schedule 13D, filed on May 6, 2005 ("Amendment No. 1" and collectively with the Initial Statement, the "Original Statement")), each filed jointly on behalf of GMM Capital LLC ("GMM Capital"), a Delaware limited liability company, GMM Trust, a trust formed under the laws of the State of New Jersey ("GMM Trust", together GMM Capital, the "Reporting Persons"). This Amendment is being filed by the Reporting Persons to report certain acquisitions and dispositions of shares of Common Stock by the Reporting Persons. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Statement. The Original Statement is hereby amended as follows:

Item 2.  Identity and Background.

Item 2(b) is amended and restated as follows:

         (b) The principal office of each of the Reporting Persons is located at c/o IID LLC, 689 Fifth Avenue, 14th Floor, New York, NY 10022. The names, business addresses and present principal occupations or employment of the trustees of GMM Trust are set forth on Schedule I to the Initial Statement, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is supplementally amended as follows:

         On August 18, 2005, GMM Capital converted 3,075 shares of Series C Preferred Stock into 1,025,000 shares of Common Stock. GMM paid an aggregate exercise price of $3,075,000 in connection with the conversion of the Series C Preferred Stock using capital provided by and on behalf of GMM Trust.

         On March 3, 2006, GMM Capital exercised Series B Warrants held by it in exchange for 292,500 shares of Common Stock and Series C Warrants held by it in exchange for 562,500 shares of Common Stock (for an aggregate of 855,500 shares of Common Stock). GMM paid an aggregate exercise price of $2,064,375 in connection with the conversion of the Series B Warrants and Series C Warrants using capital provided by and on behalf of GMM Trust.

         On May 1, 2006, GMM Capital converted the Convertible Notes held by it into 4,666,667 shares of Common Stock. The aggregate exercise price of $7,000,000 paid in connection with the conversion of the Convertible Notes was satisfied by surrender of the Convertible Notes to the Trustee pursuant to the terms of the Indenture.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

         (a) Based upon information set forth in the Company's Definitive Proxy Statement filed on May 3, 2006, there were 74,571,412 shares of Common Stock outstanding as of April 19, 2006. As of May 8, 2006, and taking into account the Conversion Cap, the Reporting Persons may be deemed to have beneficial ownership of an aggregate of 7,571,141 shares of Common Stock, or 9.99% of the shares of outstanding Common Stock. 1,215,782 of such shares of Common Stock are issuable upon the conversion of Series D Warrants and Series E Warrants held by GMM Capital as described in Item 4 of this Statement.

         (b) The Reporting Persons share the power to vote or to direct to vote and the share the power to dispose or to direct the disposition of all of the 7,571,141 shares of Common Stock that may be deemed beneficially owned by them. As a result of its ownership of GMM Capital, GMM Trust may be deemed to control the power to vote or direct the disposition of such shares of Common Stock.

         (c) Except as set forth on Schedule A, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible in to or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof. Except as set forth on Schedule B or as described in
Item 6, during the past sixty days, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

         (d) No person (other than the Reporting Persons) is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock represented by the Purchased Securities.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         GMM Capital has entered into call arrangements as a brokerage client of Goldman Sachs, pursuant to which GMM Capital has the obligation to sell shares of Common Stock to Goldman Sachs on the terms indicated below. Each such call may be settled in cash or shares of Common Stock. On March 17, 2006, GMM Capital delivered 1,286 shares of Common Stock to Goldman Sachs in satisfaction of call arrangements which had been previously entered into to sell an aggregate of 1,286 shares of Common Stock on March 18, 2006 at $5.00 per share.

                                  Number of        Strike           Premium
Date           Maturity Date        Shares         Price ($)       Received ($)
----           -------------      ----------      ----------       ------------
3/3/06         6/17/06              100               5.00            9,499.69
3/28/06        9/16/06              300               7.50           12,599.58
3/29/06        9/16/06              250               7.50           12,999.57
3/30/06        9/16/06              350               7.50           19,949.35
3/31/06        9/16/06              300               7.50           17,225.44
3/31/06        6/17/06              200               7.50            5,615.81
4/3/06         9/16/06              250               7.50           14,249.53
4/5/06         6/17/06              250               7.50            6,999.76
4/5/06         9/16/06              805               7.50           45.883.51

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                             GMM CAPITAL LLC

                                             By: /s/ Isaac Dabah
                                                 ---------------------------
                                                 Name:  Isaac Dabah
                                                 Title: Executive Director


                                             GMM TRUST

                                             By: /s/ Isaac Dabah
                                                 ---------------------------
                                                 Name:  Isaac Dabah
                                                 Title: Trustee


Dated: May 8, 2006

                                                                     SCHEDULE A


       Purchases by GMM Capital:

                                                   Number of         Price Per
       Date of Acquisition                      Shares Purchased     Share ($)

       3/3/06 (exercise of Series B  Warrants)     292,500            2.25

       3/3/06 (exercise of Series C Warrants)      562,500            2.50

       5/1/06 (conversion of Convertible Note)   4,666,667            1.50

                                                                     SCHEDULE B

       Sales by GMM Capital:

       Date of Sale         Number of Shares Sold          Price Per Share ($)
            3/17/06                128,600                 5.00
            3/28/06                 20,000                 6.05
            3/29/06                 40,000                 6.3983
            3/30/06                 10,000                 6.55